

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

February 18, 2016

Mr. Lewis Chew
Executive Vice President and Chief Financial Officer
Dolby Laboratories, Inc.
1275 Market Street
San Francisco, CA 94103-1410

> **Re: Dolby Laboratories, Inc.**
> **Form 10-K for the Fiscal Year Ended September 25, 2015**
> **Filed November 24, 2015**
> **File No. 001-32431**

Dear Mr. Chew:

We have reviewed your February 3, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 21, 2016 letter.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 10. Income Taxes, page 71

1.   In your response to prior comment 1 you state that you considered the disclosure requirement related to your overall tax rate and disclosed that a higher portion of your overall earnings were attributable to lower tax-rate jurisdictions. Please quantify for us how the renegotiation and resultant change in allocation between Dolby U.S. and Dolby International affected your effective tax rate in 2015 and how you expect it to affect your effective tax rate going forward.

2.   We note from your response to prior comment 2 that the decrease in your 2015 effective tax rate is primarily due to the fact that your foreign tax expense is comprised mostly of withholding taxes that are generally not influenced by the allocation of revenue between your U.S. and foreign subsidiaries. Please explain to us what factors influence foreign withholding taxes if not revenue and how those factors changed in 2015 to cause a decrease in your foreign effective tax rate in 2015.

3.   Please tell us where the increases in reserves for uncertain tax positions as they relate to your U.S. tax provision and the impact of the sale of the real estate entity at a higher marginal tax rate are reflected in your rate reconciliation. Please quantify for us the impact of these factors on your effective tax rate and tell us what consideration was given to separately disclosing them in your rate reconciliation.

4.   In your response to prior comment 3 you state that the caption "foreign rate differential" includes changes in uncertain tax positions to the extent related to the amount of income subject to tax at the foreign statutory rates. Please quantify for us the impact of the changes in uncertain tax positions that is included in the foreign rate differential line item. In addition, in future filings disclose that the foreign rate differential line item includes changes in uncertain tax positions related to amount of income tax subject to foreign taxes.

        You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 or Christine Dietz, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding these comments. If you require further assistance, do not hesitate to contact me at (202) 551-3499.

                                        Sincerely,

                                        /s/ Kathleen Collins

                                        Kathleen Collins
                                        Accounting Branch Chief
                                        Office of Information Technologies
                                        and Services